CONFERENCE CONNECT

Connecting Conferences, Speakers and More


Ashley Wilson
Mauricio Rauld
Clay Akiwenzie
Mikey Taylor
Chuck Heath
CONFERENCE CONNECT

conferenceconnect.com Dover, DE

Highlights

1. Since launch (February 2024), Conference Connect's average quarterly site visitor growth is 158%

2. As a multisided marketplace, revenue is already being generated from five different streams

3. The US corporate event market size is estimated to reach $510.9B in 2030 (from $95.3B in 2020)

4. 3,300+ Registered Users

5. 500+ Event and Speaker Reviews

6. 900+ Event and Speaker Profile Shares

7. 7 events joined our Ticket Affiliate Program since launch (July 2025), with hundreds in the pipeline

8 5 groups joined our Vendor Affiliate Program since launch (July 2025)

Featured Investor



Ashley Maloy
Syndicate Lead

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Invested $55,000

"Conference Connect is transforming an industry that has been outdated and fragmented for decades. I've personally felt the inefficiencies it solves, which is why I invested. The platform addresses real pain points with precision—and the team driving this vision has the expertise, credibility, and relentless drive to succeed. That combination is rare, and it's why I believe Conference Connect will define the future of the conference ecosystem. I'm looking forward to the success of Conference Connect."

Team



Ashley Wilson CEO and Founder

Award-winning Entrepreneur and Best Selling Author and Speaker. Masters in Leadership Development from Penn State University and Undergrad in Psychology from Colgate University.



Kyle Wilson Co-Founder

Entrepreneur and Former Professional Hockey Player. Undergrad in Physics from Colgate University.



Jason Scott Co-Founder

Entrepreneur, Advisor and Author of Multiple Best-Selling Books. Undergrad in Electrical Engineering from University of Maryland and Masters in Business from San Jose State University.



Chris Stanchak Advisor

Serial Entrepreneur (Founder and Successfully exited TicketLeap), Advisor (Founding Advisor to Venmo). BBA from Wharton University.



Lynn Ledwith Advisor

Marketing Leader and Advisor, Former Vice President CMO to a $2B Tech Company, BS from Bloomsburg University and MBA from Saint Joseph's University.

Uniting Events, Speakers & Attendees in One Marketplace

The Problem

Finding the right conferences, speakers, and sponsors is fragmented and inefficient.

– Organizers spend significant time chasing speakers and struggle to attract the right attendees.

– Attendees lack confidence in purchasing tickets, translating to lost sales for Organizers.

– Speakers miss opportunities because relevant events are hard to find or poorly matched.

– Sponsors invest without consistent ways to measure ROI across events.

Result: billions of dollars in wasted marketing spend and missed opportunities each year.


THE EVENTS INDUSTRY IS FRAGMENTED
Conference Connect transforms a disconnected ecosystem into the industry's most complete marketplace.
Event Management Platforms (All-in-Ones)
End-to-end tools for managing virtual/in-person/hybrid events (agendas, attendees, exhibitors, sponsers, etc.)
Ticket Affiliates, Sales & Registration Platforms
Platforms that facilitate ticketing, payment processing, and basic registration.
Event Discovery / Listing Platforms
Where attendees or consumers go to find events.
Online Registration & Check-In Tools
Tools focused on attendee registration flows, check-in, badges, etc.
EVENTS (Organizers & Attendees)
SPEAKERS
VENDORS
CONFERENCE CONNECT
Experiential & Creative Agencies
High-concept event strategy, brand experiences, immersive design.
Speaker Discovery & Booking Bureaus
For sourcing keynote speakers, experts, and thought leaders.
Speaker Reviews
Platforms with speaker ratings/testimonials.
Speaker Call for Presentations
Platforms with speaker ratings/testimonials.
Individual Conference/Association Websites
Speaking Opp List
Exhibition & Trade Show Vendors
Logistics, booth builds, staffing, A/V, sponsorship activations.
Event Planning Services
Sourcing venues, managing budgets, booking vendors, onsite coor.
Local Event Planners & DMCs (Destination Management Companies)

CONFERENCE CONNECT

Our Solution

Conference Connect is a conference and speaker discovery marketplace that brings organizers, speakers, sponsors, and attendees into one transparent ecosystem.

– Attendees and sponsors discover events tailored to their interests.

– Organizers attract the right speakers and engaged audiences.

– Speakers manage bios, expertise, availability, and video content, making fit easy to assess at a glance.

Every interaction generates reviews and data, creating network effects: the more activity on the platform, the more valuable and defensible it becomes.


THE SOLUTION
Conference Connect brings the entire ecosystem into one trusted, user-driven platform:
• Authentic peer reviews and ratings
• Verified speaker and vendor profiles
• A centralized calendar of events and call-for-presentations
• Native ticketing with lower fees (+ the lowest discounts)
• End-to-end discovery, evaluation, and purchase
UNITING A FRAGMENTED ECOSYSTEM
EVENTS
(Organizers and Attendees)
• Eventbrite, Cvent, LinkedIn Events
• Call-for-presentation submission forms
• Manual promotion via email/ social
SPEAKERS
• Speaker bureaus
• DIY speaker websites
• Call-for-presentations directories
VENDORS
• Google search
• Word-of-mouth
• Review sites like Clutch
CONFERENCE CONNECT
REVIEWS
PROFILES
TICKETING
PROMOTION

CONFERENCE CONNECT

How It Works

Here's how a typical journey unfolds:

- Speakers create dynamic profiles with videos, credentials, and availability.

- Organizers post conferences with detailed agendas, ticketing, and sponsorship opportunities.

- Attendees browse and book events based on interests and reviews.

- Sponsors target the right audience with precision.

- Our Data Engine captures engagement patterns, creating insights that improve event ROI across the board.

This isn't just another event listing — it's an end-to-end marketplace that fuels real outcomes.


OUR GROWTH ENGINE
Captivate
Attract Attendees, Organizers & Speakers through Reviews and Discounts
Retain
Promote engagement via gamifying reviews and ticket sales
Activate
Engage Event Organizers via Ticket Affiliates and Speaker & Vendor Database

CONFERENCE CONNECT

The Market Opportunity

The events and conference industry is one of the largest and fastest-growing professional ecosystems worldwide.

- $1.5 trillion global market size.

- 1.9 million conferences take place annually.

- $60 billion spent each year on speakers and sponsorships.

- 17.3% CAGR (2021-2030), with the U.S. Corporate Event Industry projected to reach $510 billion by 2030.

Yet, there's no dominant digital marketplace for event discovery and speaker connections. Just as LinkedIn redefined professional networking and Airbnb transformed travel, Conference Connect is positioned to become the go-to platform for global conferences.


CONFERENCE CONNECT IS FOR ANYONE IN THE CONFERENCE, EVENT, EXPO & SUMMIT INDUSTRY
EVENTS
SPEAKERS
ATTENDEES
SPONSORS
23.4m Annual North American Meetings & Events in 2020
Source: Marketdata LLC
Market Opportunity: $117m
40k+ Professional Speakers in 2020
Source: Marketdata LLC
Market Opportunity: $23.6m
52m attended meetings, conventions, exhibitions in 2024
Source: Meetings.net
Market Opportunity: $260m
15-25% of event revenue is from vendors in 2024
Source: Eventplanner.net
Market Opportunity: $3.51m+

CONFERENCE CONNECT

Why Now

The timing couldn't be better.

Conferences are experiencing a post-COVID rebound, with pent-up demand driving attendance across industries. Professionals expect the same seamless digital experiences they use daily — like Airbnb, LinkedIn, and Eventbrite — applied to their conference life. Organizers are under immense pressure to prove ROI to sponsors. And authenticity, transparency, and reviews are now the deciding factors in nearly every purchasing decision.

Conference Connect is uniquely designed to meet this moment.



CUSTOMERS
GoBundance WOMEN
BiggerPockets
PassivePockets
NURSING AND HEALTHCARE CONFERENCE
BEST EVER conference
ENTREPRENEUR SKI RETREAT
WOMEN THRIVE 2025
MARCH 2025
FAMILY FOUNDATIONS CAMP
EDUCATORS' EMPOWERMENT
DIG
WREN
EVENTS (Organizers & Attendees)
SPEAKERS
VENDORS
CONFERENCE CONNECT
Adrian Rashad Driscoll
Serah D'Laine
Mark Pattison
Amanda Han
Ashley Kehr
Kathy Fettke
self publishing .com
Mike Acker
CONFERENCE CONNECT

Our Traction

– Early adoption from speakers who've created rich profiles with bios and video.

– 2,900+ registered users actively engaging on the platform.

– 190k+ site visitors, demonstrating strong top-of-funnel interest.

– Organizers are listing events and using our tools to increase visibility.

– Attendees are engaging, leaving reviews, and shaping discovery for peers.

– 430+ event & speaker reviews submitted, validating the power of authentic feedback.

– Partnerships are forming with forward-thinking organizers and sponsors.

– 7 Ticket Affiliate contracts signed. ($1k+ value each)

– 5 vendor contracts signed ($10k value each; 5-year term).

– And this is just the beginning. Our growth to date has been largely organic, validating the need for a centralized solution.


TRACTION & CUSTOMER LOVE
Total Site Visitors by Month
Registered Users By Month
Reviews
Working with Conference Connect has been an absolute game-changer. This year, we're thrilled to be partnering with them again. Their expertise in event marketing and ticketing has become an essential part of our success.
-Limitless Expo
As an event organizer, Conference Connect has been an awesome way for us to promote our event and receive feedback from attendees.
-BPCon

CONFERENCE CONNECT

Business Model

Conference Connect was designed to scale with multiple revenue streams, ensuring resilience and long-term growth.

- Ticketing Fees: We take a flat $5 fee per ticket order directly through the platform.

- Ticket Affiliate Fees: We take a 10% fee from each ticket sale we generate.

- Product/Services Affiliate Fees: We take a 10% fee from product/service sale we generate.

- Premium Matchmaking: Paid services connect speakers and sponsors with high-value opportunities.

- Advertising & Sponsorships: Organizers and sponsors gain access to targeted, verified audiences.

- Data & Analytics: Our engagement insights on global speaker demand, attendee preferences, and sponsorship ROI can be monetized through industry analytics products.

Each of these revenue lines taps into a massive and recurring opportunity, allowing us to capture value across the ecosystem.


TAM
510B
Q2 2026
Phase III
Standout, Influence Lead
NEW
Event Management Platforms (All-in-Ones)
End-to-end tools for managing virtual/in-person/hybrid events (agendas, attendees, exhibitors, sponsors, etc.)
cvent Bizzabo ON24 Brella hopin
EVENTS
(Organizers &
Speaker Discovery & Booking Bureaus
For sourcing keynote speakers, experts, and thought leaders.
LinkedIn bark CAA


Ticket Affiliates, Sales & Registration Platforms
Platforms that facilitate ticketing, payment processing, and basic registration.
Event Discovery / Listing Platforms
Where attendees or consumers go to find events.
NEW
Online Registration & Check-In Tools
Tools focused on attendee registration flows, check-in, badges, etc.
SPEAKERS
CONFERENCE CONNECT
VENDORS
NEW
Experiential & Creative Agencies
High-concept event strategy, brand experiences, immersive design.
Speaker Reviews
Platforms with speaker ratings/testimonials.
Speaker Call for Presentations
Platforms with speaker ratings/testimonials.
Individual Conference/Association Websites
Exhibition & Trade Show Vendors
Logistics, booth builds, staffing, A/V, sponsorship activations.
Event Planning Services
Sourcing venues, managing budgets, booking vendors, onsite coor.
Local Event Planners & DMCs (Destination Management Companies)

Competitive Advantage

Unlike traditional directories, Conference Connect combines authentic reviews, rich profiles, and organizer-managed event pages in one place.

Current Market: fragmented directories, opaque quality, limited discovery.

Conference Connect: transparent reviews, self-managed profiles and events, direct booking, measurable ROI for sponsors.

This defensibility grows with scale, as reviews and data compound into a moat competitors cannot easily replicate.



COMPETITIVE LANDSCAPE

	Conference Connect	Event Bookings	eventible	LinkedIn	Big Speak
Ticket Affiliates, Sales & Registrations					
Conference Ticket Affiliate Program	✓	✗	✗	✗	✗
Conference Ticket Sales	✓	✓	✗	✓	✗
Conference Registration	✓	✗	✗	✓	✗
Event Marketing	✓	✗	✓	✗	✗
Event Discovery & Listing					
Conference Listing Database	✓	✗	✓	✓	✗
Conference Reviews	✓	✗	✓	✓	✗
Conference Recomendations	✓	✗	✓	✗	✗
Speaker Discovery & Booking Bureau					
Speaker Listing Database	✓	✗	✓	✓	✓
Speaker Affiliate Sales	✓	✗	✓	✗	✗
Speaker Reviews					
Speaker Reviews	✓	✗	✓	✓	✓
Speaker Recomendations	✓	✗	✓	✗	✓

Our Vision

We believe the future of conferences is global, digital, and data-driven.

Conference Connect will be the world's default marketplace for discovering, booking, and reviewing conferences and speakers. Long-term, our platform will evolve into the data engine of the

events industry — delivering predictive insights that help organizers plan, sponsors invest, and speakers maximize their reach.

Just as Airbnb became the trusted marketplace for travel, Conference Connect will be the trusted marketplace for professional gatherings.


TAM
510B
Q2 2026
Phase III
Standout, Influence Lead
Event Management Platforms (All-in-Ones)
Ticket Affiliates, Sales & Registration Platforms
Event Discovery / Listing Platforms
Online Registration & Check-In Tools
EVENTS
(Organizers & Attendees)
SPEAKERS
VENDORS
CONFERENCE CONNECT
Experiential & Creative Agencies
Speaker Discovery & Booking Bureaus
Speaker Reviews
Speaker Call for Presentations
Exhibition & Trade Show Vendors
Event Planning Services

CONFERENCE CONNECT

The Team

Our founding team blends deep expertise in real estate investing, marketplace building, event management, and technology entrepreneurship. We've bootstrapped Conference Connect from concept to launch, and we're ready to scale.


Ashley Wilson, CEO
Entrepreneur,
Keynote Speaker
Kyle Wilson, CFO
Entrepreneur,
Investor
J Scott, CPO
Entrepreneur, Keynote
Speaker, Former
Microsoft & eBay
Chris Stanchak
CTO Advisor
Founder of TicketLeap
Lynn Ledwith
Advisor
Retired CMO $2B Tech Co.

CONFERENCE CONNECT

Use of Funds

We are focused on deploying capital in ways that accelerate growth, expand platform capabilities, and strengthen customer experience.

– Product Development — Execute on Phase II development, including integration of AI capabilities.

– Marketing — Expand brand awareness through targeted paid advertising to drive adoption across organizers, speakers, sponsors, and attendees.

– Support — Grow customer support and operations to onboard new users and ensure a consistently high-quality experience.

Why Invest in ConferenceConnect

The conferences and events industry represents a $1.5 trillion global market, with over $60 billion spent annually on speakers, sponsorships, and attendee acquisition. Yet discovery remains outdated and inefficient, with no dominant marketplace.

Conference Connect has validated early traction:

– 190k+ site visitors

– 2,900+ registered users

– 430+ event & speaker reviews

– 7 ticket affiliate contracts signed

– 5 vendor contracts signed

Our multi-sided marketplace creates growing value with each new user and review. Revenue streams include ticketing partnerships, premium speaker matchmaking, and data monetization for analytics, sponsorships, and targeted marketing solutions.

We're not just building a platform—we're building the future of how the world connects through conferences. Now is the time to invest in that future. We would love to have you alongside us for the journey.